January 29, 2014

Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Washington, D.C. 20549

Re:	Intrawest Resorts Holdings, Inc.
Registration Statement on Form S-1
File No. 333-192252

Ladies and Gentlemen:

Intrawest Resorts Holdings, Inc., a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 461(a) under the Securities Act of 1933, as amended, that the effective date of the Company’s registration statement (the “Registration Statement”) on Form S-1 (File No. 333-192252) be accelerated by the Securities and Exchange Commission (the “Commission”) to 3:30 pm, Eastern Time, on January 30, 2014, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Gregory A. Fernicola of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (212) 735-2918 and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INTRAWEST RESORTS HOLDINGS, INC.

By:	/s/ Joshua B. Goldstein
Name: Joshua B. Goldstein
Title: Senior Vice President, Chief General Counsel and Corporate Secretary

GOLDMAN, SACHS & CO.

CREDIT SUISSE SECURITIES (USA) LLC

DEUTSCHE BANK SECURITIES INC.

MERRILL LYNCH, PIERCE, FENNER & SMITH
                           INCORPORATED

As Representatives of the Several Underwriters

c/o Goldman, Sachs & Co.

200 West Street

New York, New York 10282

January 29, 2014

Re:	Intrawest Resorts Holdings, Inc. Registration Statement on Form S-1 Registration File No. 333-192252

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that approximately 7,077 copies of the Preliminary Prospectus included in the above-named Registration Statement on Form S-1 were distributed during the period from 8:30 a.m. Eastern Standard Time, January 21, 2014 through 9:00 a.m., Eastern Standard Time, January 28, 2014, to prospective underwriters, institutions, dealers and others.

Each of the undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Intrawest Resorts Holdings, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:30 p.m. Eastern Time on January 30, 2014, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

GOLDMAN, SACHS & CO.

By:	/s/ Adam Greene
	Name:	Adam Greene
	Title:	Vice President

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Andrew Richard
	Name:	Andrew Richard
	Title:	Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Francis Windels
	Name:	Francis Windels
	Title:	Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Mark Stewart
	Name:	Mark Stewart
	Title:	Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A.H. Allong
	Name:	Michele A.H. Allong
	Title:	Authorized Signatory